CUSIP 879433100             13D




                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 4)


                   Telephone and Data Systems, Inc.
                         (Name of Issuer)

                    Common Shares, $1 par value
                    (Title of Class of Securities)


                             879433100
                           (CUSIP Number)


                         Leslie M. Kratter
                    Franklin Mutual Advisers, Inc.
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           (415) 312-4018

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                          April 7, 1997
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or
(4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, Inc.
    22-3463202

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    5,279,200 (See Item 5)


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    5,279,200 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,279,200 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.8%


14. TYPE OF REPORTING PERSON          IA


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.
    13-2670991

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,279,200

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.8%

14. TYPE OF REPORTING PERSON      HC

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,279,200  (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.8%

14. TYPE OF REPORTING PERSON     HC (See Item 5)


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,279,200 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.8%

14. TYPE OF REPORTING PERSON      HC (See Item 5)

Items 4 and 7 of the Schedule 13D, initially filed on February 25, 1997, and amended on March 19, March 20, and March 26 are hereby amended and restated in their entirety as follows:

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by FMAI's advisory clients for the purpose of investment. Neither FMAI nor any executive officer or director of FMAI, has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FMAI's clients for the purpose of investment.

FMAI believes that the per share value of all the businesses operated by the Issuer far exceeds the current market price of the Issuer's common stock. The Issuer should take steps to realize the inherent values in its businesses in a manner designed to maximize shareholder values for all owners of the Issuer's common stock. The Issuer should also cease diluting shareholder value by issuing additional common stock in making acquisitions.

To further these goals, FMAI believes it is critical that the Issuer have a strong and independent Board of Directors. FMAI filed a preliminary proxy statement on April 7, 1997 with the U.S. Securities and Exchange Commission. Upon the expiration of the applicable waiting period, FMAI intends to solicit proxies from other holders of the Issuer's equity securities eligible to vote for a Class I Director at the annual meeting of the Issuer, which has been scheduled to be held on May 16, 1997. FMAI intends to vote any proxies received by it in favor of electing Martin L. Solomon as a Class I Director at said meeting. Mr. Solomon is the former Vice Chairman of Great Dane Holdings, Inc. and is currently a director of three public companies: XTRA Corporation, Hexcel Corporation and DLB Oil and Gas, Inc.

FMAI has also requested from the Issuer a list of shareholders of the Issuer's equity securities eligible to vote for a Class I
Director.

FMAI has discussed its intentions with the Issuer and sought its support for Mr. Solomon's nomination. The Issuer has advised FMAI that it does not intend to nominate Mr. Solomon for election as a Class I Director. FMAI has also communicated its intentions to several large holders of Common Stock who, together with FMAI's holdings, own in the aggregate, according to the latest publicly available information, approximately 50% of the outstanding shares of Common Stock.

In the future, FMAI may continue to communicate its views to, among others, the Issuer's management, its Board of Directors, and other shareholders of the Issuer. FMAI may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FMAI may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FMAI's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FMAI nor any executive officer or director of FMAI, has any present plans or proposals which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix) any action similar to any of those enumerated above.


Item 5 has been restated for reference purposes:

(a-b) One or more of FMAI's advisory clients is the owner of 5,279,200 shares of the Common Stock representing approximately 9.8% of the outstanding shares of Common Stock. Since FMAI's advisory contracts with its clients grant to FMAI sole voting and investment power over the securities owned by its advisory clients, FMAI may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of the securities covered by this Statement.

Martin Solomon, FMAI's proposed nominee for election as a Class I Director, is the owner of 10,000 shares of Common Stock, representing less than 1/10 of 1 percent of the outstanding shares of Common Stock. Mr. Solomon (social security number: ###-##-####) is a United States citizen whose business address is P.O. Box 70, Coconut Grove, FL 33233.

FMAI is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI or its subsidiaries. However, no investment advisory personnel of FRI or of any of its subsidiaries other than FMAI are involved in the investment management decisions of FMAI. Moreover, FMAI, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement owned by advisory clients of FRI or any of its subsidiaries.

FRI, FMAI, and the Principal Shareholders are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI or its subsidiaries.

FMAI, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities owned by Mr. Solomon. Furthermore, FRI, FMAI, and the Principal Shareholders are of the view that they and Mr. Solomon are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by Mr. Solomon.

(c) Not Applicable.

(d) Except for the securities owned by Mr. Solomon, no person other than respective advisory clients of FMAI have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein. As to the securities owned by Mr. Solomon, the reporting persons do not know of anyone other than Mr. Solomon who has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of his securities.
(e) Not applicable.


Item 7. Materials to be Filed as Exhibits

Exhibit C  Preliminary Proxy Statement

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


April 9, 1997


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Mutual Advisers, Inc.
Secretary


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Resources, Inc.
Vice President
& Assistant Secretary


S\CHARLES B. JOHNSON
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D


S\RUPERT H. JOHNSON, JR.
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D

POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.

JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on
Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

       IN WITNESS WHEREOF, the undersigned hereby execute this agreement on April 9, 1997.


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Mutual Advisers, Inc.
Secretary


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Resources, Inc.
Vice President
& Assistant Secretary


S\CHARLES B. JOHNSON
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D


S\RUPERT H. JOHNSON, JR.
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D
Exhibit C  Preliminary Proxy Statement

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
                                (Amendment No. )

Filed by the Registrant /_/
Filed by a Party other than the Registrant X

Check the appropriate box:

/X/ Preliminary Proxy Statement
/_/ Definitive Proxy Statement
/_/ Definitive Additional Materials
/_/ Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                        TELEPHONE AND DATA SYSTEMS, INC.
-------------------------------------------------------------------
-------------
                (Name of Registrant as Specified In Its Charter)

                         FRANKLIN MUTUAL ADVISERS, INC.
-------------------------------------------------------------------
-------------
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

/X/ NO FEE REQUIRED
/_/ $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1) or 14a-
6(j)(2).
/_/ $500 per each party to the controversy pursuant to
    Exchange Act Rule 14a-6(i)(3).
/_/ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1) Title of each class of securities to which transaction applies:

   N/A
   ----------------------------------------------------------------
-------------

2) Aggregate number of securities to which transaction applies:

   N/A
   ----------------------------------------------------------------
-------------

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:*

   N/A
   ----------------------------------------------------------------
-------------

4) Proposed maximum aggregate value of transaction:

   N/A
   ----------------------------------------------------------------
-------------

/_/ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule
    and the date of its filing.

    1) Amount previously paid:    N/A
                               ------------------------------------
-------------

    2) Form, Schedule or Registration No.    N/A
                                          -------------------------
-------------

    3) Filing party:    N/A
                     ----------------------------------------------
-------------

    4) Date filed:    N/A
                   ------------------------------------------------
-------------
----------
*Set forth the amount on which the filing fee is calculated and state how it was determined.

                        TELEPHONE AND DATA SYSTEMS, INC.
                         ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 16, 1997

                PROXY STATEMENT OF FRANKLIN MUTUAL ADVISERS, INC.
                                IN OPPOSITION TO
                            THE BOARD OF DIRECTORS OF
                        TELEPHONE AND DATA SYSTEMS, INC.

      This Proxy Statement and the enclosed BLUE Proxy Card are being furnished by Franklin Mutual Advisers, Inc. ("FMAI"), a Delaware corporation with its principal place of business at 51 John F. Kennedy Parkway, Short Hills, NJ
07078, to holders of Common Stock and Series A, B, D, G, H and N Preferred Stock of Telephone and Data Systems, Inc. (the "Company" or "TDS"), in connection with the solicitation of proxies by FMAI for use at the Company's Annual Meeting of
Shareholders, or any other meeting of shareholders held in lieu thereof, and at any and all adjournments, postponements, reschedulings or continuations thereof
(the "Meeting"). The Board of Directors of the Company has scheduled the Meeting to be held on May 16, 1997, at Harris Trust and Savings Bank, 111 West Monroe
Street, 8th Floor, Chicago, Illinois, and has set March 27, 1997 as the record date for determining shareholders entitled to notice of and to vote at such
Meeting (the "Record Date"). The proxy statement furnished by the Company to shareholders (the "Management Proxy Statement") contains certain information concerning the Meeting and the Record Date. As of the date of this Proxy
Statement, FMAI was the beneficial owner of 5,279,200 shares of the Company's
Common Stock, representing approximately 9.8% of the shares of such class of stock outstanding. This Proxy Statement and the enclosed BLUE Proxy Card are first being mailed or furnished to shareholders of the Company on or after
April 14, 1997.

      THIS SOLICITATION IS BEING MADE BY FMAI AND NOT ON BEHALF OF
THE TDS
BOARD.

      At the Meeting, the holders of shares of the Company's Common
Stock and of
Series A, B, D, G, H and N Preferred Stock (collectively, the
"Common Share
Group"), voting together as a single class, will be entitled to elect one director to serve as a Class I director for a term expiring in 2000. Franklin has nominated Mr. Martin L. Solomon for election as a director of the Company, in opposition to the person nominated by the Board of Directors.

      FMAI believes that the per share value of all the businesses operated by
TDS far exceeds the current market price of TDS's stock and that the Board of
Directors of TDS should take steps to realize the inherent values of its businesses in a manner designed to maximize shareholder values for all owners of the Company's common stock. FMAI also believes that TDS should immediately stop the practice of using its undervalued common stock for the purpose of making acquisitions, which dilutes value for all TDS shareholders.

      To achieve these objectives, FMAI believes it is critical that TDS have a stronger and more independent Board of Directors. FMAI believes the election of
Mr. Solomon as a Class I director will add measurably to the independence and financial experience of the Board of Directors and will send a strong message to the ten other members of the TDS Board of Directors (including four members of the Carlson family which effectively controls TDS through direct and indirect ownership of the Class A Common Stock, and four other insiders) that the shareholders of the Company want the Company to take steps to maximize value for all owners. Of course, because Mr. Solomon will fill only one of the eleven seats on the TDS Board of Directors, he will not be able to effect changes in corporate policies without the concurrence of other directors. He will, however, urge the other members of the Board to take actions to enhance value for all shareholders. He will be your voice.

      YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES
YOU OWN.
PLEASE SIGN AND DATE THE ENCLOSED BLUE PROXY CARD AND MAIL IT IN
THE ENCLOSED
POSTAGE-PAID ENVELOPE PROMPTLY. PROPERLY VOTING THE ENCLOSED BLUE
PROXY CARD
AUTOMATICALLY REVOKES ANY PROXY PREVIOUSLY SIGNED BY YOU.

      DO NOT RETURN ANY PROXY CARD SENT TO YOU BY MANAGEMENT. Even if you may previously have voted on Management's proxy card, you have every legal right to change your vote by signing, dating and mailing the enclosed BLUE proxy card.
REMEMBER, ONLY YOUR LATEST DATED PROXY CARD WILL COUNT AT THE
MEETING.

      IMPORTANT - IF YOUR SHARES OF THE COMPANY'S STOCK ARE
REGISTERED IN YOUR
OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD
TO FMAI, C/O
D.F. KING & CO., INC. WALL STREET STATION - P.O. BOX 411 NEW YORK,
N.Y.
10269-0069, THE FIRM ASSISTING FMAI IN THE SOLICITATION OF PROXIES,
IN THE
POSTAGE-PAID ENVELOPE PROVIDED. IF YOUR SHARES OF THE COMPANY'S
STOCK ARE HELD
IN THE NAME OF A BROKERAGE FIRM, BANK, NOMINEE OR OTHER
INSTITUTION, ONLY IT CAN
SIGN A BLUE PROXY CARD WITH RESPECT TO YOUR SHARES, AND ONLY UPON
RECEIPT OF
SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE
PERSON
RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A BLUE PROXY
CARD TO BE
SIGNED REPRESENTING YOUR SHARES OF STOCK. YOU SHOULD ALSO MAIL YOUR
BLUE PROXY
CARD UPON RECEIPT FROM YOUR BANK OR BROKER. FMAI URGES YOU TO
CONFIRM IN WRITING
YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO
PROVIDE A
COPY OF SUCH INSTRUCTIONS TO FMAI, C/O D.F. KING & CO., INC. WALL
STREET STATION
- P.O. BOX 411 NEW YORK, N.Y. 10269-0069, AT THE ADDRESS INDICATED
BELOW SO THAT
FMAI WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO
ENSURE THAT SUCH
INSTRUCTIONS ARE FOLLOWED.

      IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING YOUR PROXY OR
REQUIRE
ASSISTANCE, PLEASE CONTACT:

                             D.F. King & Co., Inc.
                                77 Water Street
                              New York, N.Y. 10005
                        (800) _____- _______ (Toll-Free)

                          REASONS FOR THE SOLICITATION

      FMAI is soliciting proxies for the election of Mr. Martin L. Solomon as a director of TDS because FMAI believes that the election of Mr. Solomon will add greater independence and financial experience to the TDS Board of Directors and encourage the Board of Directors to implement measures that will realize the inherent values in its businesses. FMAI also believes that TDS should stop the practice of using its undervalued common stock for the purpose of making acquisitions, which dilutes value for all shareholders. FMAI believes that the per share value of all the businesses operated by TDS far exceeds the current market value of TDS's stock and that the Board of Directors of TDS should take steps to realize the inherent values of its businesses in a manner designed to maximize shareholder values for all owners of the Company's common stock. FMAI is presently one of the largest holders of TDS Common Stock, having beneficial ownership of 9.8% of such shares. As such, FMAI believes that its interests in seeking to have TDS take steps to realize the inherent value of its businesses are aligned with the interests of the other holders of TDS common equity.

      As reflected in the following chart*, the cumulative total return to TDS shareholders (stock price appreciation plus dividends) during the previous five years in comparison to returns of the Standard & Poor's 500
Composite Stock
Price Index and a peer group index have been abysmal.

                     COMPARATIVE FIVE-YEAR TOTAL RETURNS**
                            TDS, S&P 500, PEER GROUP
                     (PERFORMANCE RESULTS THROUGH 12/31/96)

                       TDS               S&P 500      PEER GROUP

1991                  $100.00           $100.00        $100.00
1992                  $115.49           $107.82        $120.43
1993                  $149.28           $118.46        $147.53
1994                  $133.25           $120.03        $140.21
1995                  $115.22           $165.13        $164.41
1996                  $106.77           $203.05        $168.49

      Assumes $100 invested at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year in TDS
Common Shares,
S&P 500, and Peer Group.

      * Taken from the Management Proxy Statement
      **Cumulative total return assumes reinvestment of dividends.

      To further the objective of increasing shareholder value, FMAI believes it is critical that TDS have a stronger and more independent Board of Directors.
FMAI believes the election of Mr. Solomon as a Class I director will add measurably to the independence and financial experience of the Board of
Directors and will send a strong message to the ten other members of the TDS
Board of Directors that the shareholders of the Company want the Company to take steps to maximize value for all owners. Of course, because Mr. Solomon will fill only one of the eleven seats on the TDS Board of Directors, he will not be able to effect changes in corporate policies without the concurrence of other directors. Nevertheless Mr. Solomon will be a strong, positive, independent voice for change and is committed to effectively representing the interests of all TDS shareholders.

                                     GENERAL

PROXY INFORMATION

      As of the date of this Proxy Statement, FMAI was the beneficial owner of
5,279,200 shares of the Common Stock of TDS, representing approximately 9.8% of the shares of Common Stock outstanding. Such shares beneficially owned by FMAI are owned by one or more of FMAI's advisory clients. FMAI's advisory contracts with its advisory clients grant FMAI sole voting and investment power over the securities owned by its clients. As of the date of this Proxy Statement, FMAI's nominee, Martin L. Solomon, was the beneficial owner of 10,000 shares of TDS
Common Stock. According to the Management Proxy Statement, there are 54,145,158 shares of Common Stock outstanding and there are 9,686 shares of Series A, B, D,
G, H and N Preferred Stock outstanding.

      The shares of the Common Share Group represented by each Blue Proxy Card that is properly executed and returned will be voted at the Meeting in accordance with the instructions marked thereon. Executed but unmarked BLUE
Proxy Cards will be voted FOR the election of Mr. Solomon as a director, FOR the ratification of the independent certified public accountants for 1997 and FOR each of two shareholder proposals that will be presented at the Meeting.

      With the exception of the election of one director, the ratification of the independent certified public accountants, and the two shareholder proposals,
FMAI is not aware at the present time of any other matter which is scheduled to be voted upon by the holders of shares of the Common Share Group at the Meeting.

      If you hold your shares in the name of one or more brokerage firms, banks or nominees, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions to vote the BLUE Proxy Card. You should also mail your proxy to your bank or broker upon receipt, and do so for every account you maintain.

PROXY REVOCATION

      Whether or not you plan to attend the Meeting, FMAI urges you to vote FOR the election of Mr. Solomon by signing, dating and returning the BLUE Proxy Card in the enclosed envelope. You can do this even if you have already voted on the proxy card solicited by TDS. REMEMBER, ONLY YOUR LATEST DATED PROXY COUNTS.

      Execution of the BLUE Proxy Card will not affect your right to attend the
Meeting and to vote in person. Any shareholder granting a proxy (including a proxy given to the Company) may revoke it at any time before it is voted by (a) submitting a duly executed new proxy bearing a later date, (b) attending and voting at the Meeting in person, or (c) at any time before a previously executed proxy is voted, giving written notice of revocation to either (i) FMAI, c/o D.F. KING & Co., Inc., 77 Water
Street, New York, N.Y. 10005, or (ii) the Company, 30 North LaSalle
Street,
Suite 4000, Chicago, Illinois 60602, Attn.: the Corporate Secretary. FMAI requests that a copy of any revocation sent to the Company also be sent to FMAI,
c/o D.F. KING & Co., Inc., 77 Water Street, New York, N.Y. 10005. Merely attending a meeting will not revoke any previous proxy which has been duly executed by you. The BLUE Proxy Card furnished to you by FMAI, if properly executed and delivered, will revoke all prior proxies.

      FMAI URGES YOU TO SIGN, DATE AND MAIL THE BLUE PROXY CARD IN
THE ENCLOSED
ENVELOPE. NO POSTAGE IS REQUIRED FOR MAILING WITHIN THE UNITED
STATES. PLEASE
ACT TODAY.

QUORUM AND VOTING PROCEDURES

      According to the Management Proxy Statement, there are 54,145,158 shares of Common Stock and 9,686 shares of Series A, B, D, G, H & N Preferred Stock that are outstanding and entitled to vote at the Meeting. Only shareholders of record at the close of business on the Record Date are entitled to notice of and to vote on matters that come before the Meeting.

      The election of the Class I director to be elected by the Common Share
Group requires the affirmative vote of holders of a majority of votes cast by the shares entitled to vote with respect to such matter at the Meeting. Each such share is entitled to one vote on all matters with respect to which it is entitled to vote. Accordingly, if a quorum exists, the person receiving a majority of votes cast by the holders of such shares with respect to the election of such Class I director will be elected to serve as a Class I director. A majority of the votes entitled to be cast on the proposal by such voting group constitutes a quorum for action on such proposal. Broker non-votes with respect to the election of such Class I director will not be considered to be votes cast by shareholders entitled to vote in the election of directors and will not affect the outcome of the election of such Class I director.

      The proposal to ratify the selection of Arthur Andersen LLP as TDS's independent certified public accountants for 1997 will be approved if votes favoring the proposal cast by holders of Common Shares, Series A Common Shares and Preferred Shares, voting together as one group, exceed the votes cast within such group against such proposal, assuming a quorum exists. A majority of the votes entitled to be cast on the proposal constitutes a quorum of that voting group for action on that proposal. Votes to abstain from voting on such proposal and broker non-votes will not be considered to be votes cast in favor of or opposing such matter and will not affect the determination of whether such proposal is approved for purposes of such vote.

      The approval of each shareholder proposal would require that votes cast favoring such proposal exceed the votes cast opposing such proposal, assuming a quorum exists. A majority of the votes entitled to be cast on the proposal constitutes a quorum for action on that proposal. Abstentions and broker non-votes will not be considered to be votes cast in favor of or opposing such matter and will not affect the determination of whether such proposal is approved for purposes of such vote.

      Pursuant to the terms of Section 490.720 of the Iowa Business
Corporation
Act, TDS is obligated to prepare an alphabetical listing of the stockholders entitled to vote at the Meeting, arranged by voting group and, within each voting group, by class or series of shares, and showing the address of and number of shares held by each shareholder; moreover, beginning two business days after notice of the Meeting is given and continuing through the Meeting, TDS is required by such statute to make this list available for inspection by any shareholder at the Company's principal office or at a place identified in the notice of the Meeting in the city where the Meeting is to be held.

      FMAI is requesting from the Company, among other things, a list of stockholders entitled entitled to vote at the Meeting.

               --------------------------------------------------

                      PROPOSAL ONE -- ELECTION OF DIRECTOR

      The Company's Board of Directors is divided into three classes. Each year, one class is elected to serve for three years. At the Meeting, Class I directors will be elected for a term of three years or until their successors are elected and qualified. Under Article IV, Paragraph 2.V. of the Company's Certificate of
Incorporation, the holders of shares of the Company's Common Share Group, voting together as a single class, are entitled to elect that number of directors of the Company (together with all directors whose terms do not expire at the time of the Meeting and who were previously elected by such holders) which constitutes 25% of the total number of directors of the Company, rounded to the nearest whole number. Based on the existing number of directors of the corporation (11) and the fact that two directors whose terms do not expire at the time of the Meeting were elected by the holders of the Company's Common
Share Group, voting together, such holders will have the right to elect one
Class I director at the Meeting.

            FMAI RECOMMENDS THAT SHAREHOLDERS VOTE 'FOR' THE
ELECTION
              OF MARTIN L. SOLOMON ON THE ENCLOSED BLUE PROXY CARD.

     The information below is provided with respect to FMAI's
Nominee for
election as a Class I director, Mr. Martin L. Solomon. Mr. Solomon is a citizen of the United States.

-------------------------------------------------------------------
-------------
NAME, BUSINESS ADDRESS        PRINCIPAL OCCUPATIONS/DIRECTORSHIPS
AND AGE
-------------------------------------------------------------------
-------------
Martin L. Solomon             Since 1990, Mr. Solomon has been
occupied
P.O. Box 70                   principally as a private investor.
From 1985 to
Coconut Grove, FL 33233       1996, Mr. Solomon was Vice Chairman
and Director
                              of Great Dane Holdings, Inc. the
largest U.S.
                              manufacturer (in revenues) of truck
trailers and
                              chassis. Mr. Solomon is also a
director of XTRA
                              Corporation (since 1990), a New York
Stock
                              Exchange listed leading lessor of
transportation
                              equipment, Hexcel Corporation (since
1996), a New
                              York Stock Exchange listed
international developer
                              and manufacturer of composite
materials and
                              resins, and DLB Oil & Gas, Inc.
(since 1995)
Age: 60                       an oil and gas exploration and
development
                              company.
-------------------------------------------------------------------
-------------

As of the date of this Proxy Statement, Mr. Solomon was the owner of 10,000 shares of the Company's Common Stock. Mr. Solomon has no other relationship or affiliation with TDS and is not party to any contract, arrangement or understanding with any person with respect to any securities of TDS.

     If elected, Mr. Solomon intends to seek to persuade his fellow directors to take action to realize the inherent values of the Company's businesses. FMAI and
Mr. Solomon believe that his election will send a strong message to the TDS
Board of Directors that TDS shareholders are dissatisfied with the Company's performance and want to maximize the value of their investment in TDS and make it more likely that such will occur. Of course, if elected, Mr. Solomon would be only one of eleven directors. Thus, there can be no assurance that the election of Mr. Solomon will accomplish the objective of causing the Board of Directors to take steps to realize the inherent value of the Company's businesses.
Nevertheless, it will send a clear message to the Board that shareholders are not satisfied with TDS's performance and want to maximize the value of their investment.

                          -----------------------------

     PROPOSAL TWO -- THE RATIFICATION OF SELECTION OF INDEPENDENT
                     CERTIFIED PUBLIC ACCOUNTANTS.

     According to the Management Proxy Statement, the Board of Directors anticipates continuing the services of Arthur Andersen LLP as independent public accountants for the current fiscal year. Arthur Andersen LLP served as independent public accountants for the last fiscal year. According to the
Management Proxy Statement, should the shareholders fail to ratify the selection of Arthur Andersen LLP as independent public accountants, the Board of Directors will consider whether to retain such firm for the year ending December 31, 1997. FMAI RECOMMENDS THAT
SHAREHOLDERS VOTE 'FOR' PROPOSAL TWO.

          ---------------------------------------------------------
---

          PROPOSAL THREE -- SHAREHOLDER PROPOSAL; RESOLUTION TO
REQUEST
                   DECLASSIFICATION OF THE BOARD OF DIRECTORS

     According to the Management Proxy Statement, a holder of Common Stock of
TDS intends to present the following resolution for a vote at the
Meeting:

     RESOLVED, that the stockholders of the Company request that the Board of
     Directors take the necessary steps, in accordance with state law, to declassify the Board of Directors so that all directors are elected annually, such declassification to be effected in a manner that does not affect the unexpired terms of directors previously elected.

     FMAI believes that the declassification of classified boards of directors is generally conducive to the enhancement of shareholder value.
FMAI RECOMMENDS
THAT SHAREHOLDERS VOTE 'FOR' PROPOSAL THREE.

           --------------------------------------------------------
---

                     PROPOSAL FOUR -- SHAREHOLDER PROPOSAL;
                RESOLUTION TO REQUEST THAT THE BOARD OF DIRECTORS
               BE COMPRISED OF A MAJORITY OF INDEPENDENT DIRECTORS

     According to the Management Proxy Statement, a holder of Common Stock of
TDS intends to present the following resolution for a vote at the
Meeting:

     Whereas the Board of Directors is meant to be an independent body elected by shareholders charged by law and shareholders with the duty, authority and responsibility to formulate and direct corporate policies and is to be held to the highest standards of fiduciary care, duty and loyalty.

     Now therefore be it "resolved that the shareholders request that the
     Company's Board of Directors be comprised of a majority of independent directors, meaning that the majority of the board will be non-family members and individuals who do not currently work or consult with the Company, have been employed by the Company or have
     consulted with the Company in the past. This is meant to be applied only to nominees for directors at meetings subsequent to the 1997 annual meeting."

     FMAI believes that having a board of directors be comprised of a majority of independent directors is generally conducive to the enhancement of shareholder value and is in the best interest of all of the Company's stockholders. FMAI RECOMMENDS THAT SHAREHOLDERS VOTE 'FOR' PROPOSAL FOUR.

           --------------------------------------------------------
---

                 OTHER MATTERS TO BE CONSIDERED AT THE MEETING.

     FMAI is not presently aware of any matters to be presented at the Meeting for a vote of shareholders of the Common Share Group other than the election of directors, the ratification of the selection of the Company's independent certified public accountants and the two shareholder proposals. If any other matter properly comes before the Meeting, the persons named as proxies on the enclosed BLUE Proxy Card will have the discretionary authority to vote all shares covered by such proxies in accordance with their best judgment with respect to such matter, unless they are directed by a proxy to do otherwise.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of the date of this Proxy
Statement, the
number and percent of outstanding shares of the Common Share Group beneficially owned by FMAI, based on the number of shares in each Series outstanding according to the Management Proxy Statement:

-------------------------------------------------------------------
-------------
NAME AND ADDRESS            NUMBER OF SHARES         PERCENTAGE OF
OF STOCKHOLDER              BENEFICIALLY             COMMON SHARE
                            OWNED                    GROUP
BENEFICIALLY
                                                     OWNED
-------------------------------------------------------------------
-------------
Franklin Mutual Advisers,   5,279,200                9.7%
Inc.                        (Common Stock)
-------------------------------------------------------------------
-------------

     The Management Proxy Statement is required to set forth information as to the number and percentage of outstanding shares beneficially owned by (i) each person known by TDS to own more than 5% of the outstanding shares of Common
Stock, (ii)
each director or TDS, (iii) each of the five most highly paid executive officers of TDS, and (iv) all executive officers and directors of TDS as a group, and reference is made thereto for such information.

                  INFORMATION ABOUT THE PARTICIPANTS IN FMAI'S
             PROXY SOLICITATION; THE PROXY SOLICITATION AND
EXPENSES

     The proxies solicited hereby are solicited by FMAI. In addition to FMAI,
Mr. Martin L. Solomon, Mr. Lawrence N. Sondike and Mr. Peter A. Langerman may be deemed to be 'participants' in this solicitation as that term is defined in
Schedule 14A under the Securities Exchange Act of 1934. Proxies may be solicited by means of face-to-face and telephonic communications, as well as by use of the mails and other electronic means. The cost of the solicitation will be borne by the investment advisory clients of FMAI, principally the series funds of
Franklin Mutual Series Fund, Inc., in proportion to their respective ownership interests in TDS. FMAI does not plan to seek reimbursement of its expenditures in connection with the solicitation but reserves its right to do so. Should FMAI seek reimbursement for such expenditures, FMAI would ask that the matter be submitted to the stockholders of TDS. FMAI has retained D.F. King & Co., Inc. to assist in the solicitation of proxies for a fee of $25,000 and reimbursement of its reasonable out of pocket expenses. FMAI will indemnify D.F. King & Co., Inc.
against certain liabilities and expenses in connection with the solicitation.
Approximately 25 persons will be utilized by D.F. King & Co., Inc. in its solicitation efforts, which may be made by telephone, facsimile, telegram and in person.

     The following information is provided with respect to FMAI, and Messrs.
Solomon, Sondike and Langerman.

Franklin Mutual Advisers Inc.

     Franklin Mutual Advisers, Inc. ("FMAI") is an investment adviser registered with the United States Securities and Exchange Commission (SEC) and serves as investment adviser to Franklin Mutual Series Fund, Inc. FMAI's principal place of business is 51 John F. Kennedy Parkway, Short Hills, N.J. 07078. FMAI is a wholly-owned subsidiary of Franklin Resources, Inc., 777 Mariners Island Blvd.,
San Mateo, CA 94404. FMAI is the beneficial owner of 5,279,200 shares of the
Company's Common Stock, representing approximately 9.8% of the shares of such class of stock outstanding, and representing 9.7% of the shares of the Common
Share Group. For detailed information about FMAI's transactions in the Company's
Common Shares over the past two years, see Appendix I hereto. FMAI is not and has not been, within the past two years, a party to any contract, arrangement or understanding with any person with respect to any securities issued by TDS. FMAI has no arrangement or understanding with any person respecting any future employment by TDS or any of its affiliates, or with respect to any future transactions to which TDS or any of its affiliates will or may be a party.

Martin L. Solomon

     Certain information concerning Mr. Solomon's business address, occupation and age appears above under PROPOSAL ONE -- ELECTION OF DIRECTOR and is incorporated herein by reference. As also is discussed above, Mr. Solomon is the beneficial owner, having sole voting and dispositive power, of 10,000 shares of the Common Stock of TDS. These shares were acquired by him for his own account on February 25, 1997 in a normal brokerage transaction. Mr. Solomon is not and has not been, within the past two years, a party to any contract, arrangement or understanding with any person with respect to any securities issued by TDS. Mr.
Solomon has no arrangement or understanding with any person respecting any future employment by TDS or any of its affiliates, or with respect to any future transactions to which TDS or any of its affiliates will or may be a party.

Lawrence N. Sondike

     Mr. Lawrence N. Sondike is employed as a Senior Vice President of FMAI and maintains his principal place of business at FMAI's office at 51 John F. Kennedy
Parkway, Short Hills, N.J. 07078. Mr. Sondike disclaims direct or indirect beneficial ownership of any securities issued by TDS or any subsidiary of TDS, and disclaims having had any such interest during the past two years. In particular, Mr. Sondike disclaims beneficial ownership of the shares of TDS
Common Stock beneficially owned by FMAI. For information about FMAI's beneficial ownership of TDS Common Stock, see INFORMATION ABOUT THE PARTICIPANTS IN FMAI'S
PROXY SOLICITATION; THE PROXY SOLICITATION AND EXPENSES -- Franklin
Mutual
Advisers, Inc. Mr. Sondike is not and has not been, within the past two years, a party to any contract, arrangement or understanding with any person with respect to any securities issued by TDS. Mr. Sondike has no arrangement or understanding with any person respecting any future employment by TDS or any of its affiliates, or with respect to any future transactions to which TDS or any of its affiliates will or may be a party.

Peter A. Langerman

     Mr. Peter A. Langerman is employed as a Senior Vice President of FMAI and maintains his principal place of business at FMAI's office at 51 John F. Kennedy
Parkway, Short Hills, N.J. 07078. Mr. Langerman disclaims direct or indirect beneficial ownership of any securities issued by TDS or any subsidiary of TDS, and disclaims having had any such interest during the past two years. In particular, Mr. Langerman disclaims beneficial ownership of the shares of TDS
Common Stock beneficially owned by FMAI. For information about FMAI's beneficial ownership of TDS Common Stock, see INFORMATION ABOUT THE PARTICIPANTS IN FMAI'S
PROXY SOLICITATION; THE PROXY SOLICITATION AND EXPENSES -- Franklin
Mutual
Advisers, Inc. Mr. Langerman is not and has not been, within the past two years, a party to any contract, arrangement or understanding with any person with respect to any securities issued by TDS. Mr. Langerman has no arrangement or understanding with any person respecting any future employment by TDS or any of its affiliates, or with respect to any future transactions to which TDS or any of its affiliates will or may be a party.

                             ADDITIONAL INFORMATION

     Reference is made to the Management Proxy Statement for information concerning the Common Stock, the beneficial ownership of such stock, other information concerning the Company's management, the procedures for submitting proposals for consideration at the next Annual Meeting of Shareholders of the
Company and certain other matters regarding the Company and the Meeting. The
Company also is required to provide to shareholders its Annual
Report to
Shareholders for the year ended December 31, 1996, which contains certain information as to the Company's financial condition and other matters.

Short Hills, N.J.
April 4, 1997

                                       FRANKLIN MUTUAL ADVISERS,
INC.

                IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE,
                                 PLEASE CONTACT:

                             D.F. King & Co., Inc.
                                77 Water Street
                               New York, NY 10005
                           (800) ___-____ (Toll Free)

APPENDIX I

                PURCHASES AND SALES OF SECURITIES OF THE COMPANY

     The following table sets forth all purchases and sales of the Company's
Common Stock during the past two years by FMAI:

               SHARES
DATE           BOUGHT
---------------------

02/20/97       5,000
02/19/97       1,300
02/18/97     135,000
02/14/97     436,700
02/12/97     100,000
02/11/97     110,000
02/10/97      20,000
02/07/97     200,000
02/06/97      18,500
02/05/97     100,000
01/24/97      27,500
01/23/97      13,100
01/22/97      46,700
01/21/97      67,400
01/20/97      74,900
01/17/97      25,000
01/16/97      39,900
01/15/97      35,000
01/14/97      57,400
01/13/97         200
01/08/97      20,000
01/03/97      10,700
12/23/96       2,000
12/11/96      10,000
12/05/96       5,000
  35,402       2,500
11/13/96       1,000
10/31/96      25,000
10/15/96      16,000
10/14/96       4,400
10/10/96      20,400
10/07/96      20,100
10/01/96       2,200
09/24/96      16,600
09/17/96       1,000
09/16/96       4,600
09/13/96         300
08/14/96       8,300
08/09/96      73,100
07/30/96      10,000
07/29/96      20,000
06/19/96      10,000
06/18/96      30,200
05/30/96      25,000
05/17/96      78,400
05/16/96      31,100
05/15/96      20,300

               SHARES
DATE           BOUGHT
---------------------

05/13/96      28,800
05/10/96      57,300
05/08/96      31,700
05/07/96      10,000
05/06/96      10,000
05/03/96      10,000
05/02/96      20,000
05/01/96      27,500
04/30/96      24,600
04/29/96      68,500
04/26/96      42,500
04/24/96      60,200
04/23/96     150,000
11/21/95     150,000
11/16/95     119,900
11/15/95      15,900
11/10/95     103,500
11/09/95      26,800
11/08/95      43,800
11/07/95      46,000
11/06/95      26,200
11/02/95      78,300
11/01/95      98,700
10/31/95      49,000
10/30/95       5,000
10/26/95      88,200
10/25/95      35,000
10/24/95       2,800
10/17/95      27,000
10/12/95       1,000
10/11/95      17,500
10/10/95      23,000
10/09/95      11,500
10/06/95       5,000
10/05/95      75,600
10/03/95      25,000
10/02/95      30,000
09/29/95      16,800
09/28/95         600
09/27/95      10,000
09/26/95      15,300
09/25/95      10,000
09/22/95         400
09/21/95      12,300
07/31/95      15,700
07/26/95      42,100

                        TELEPHONE AND DATA SYSTEMS, INC.
                 ANNUAL MEETING OF STOCKHOLDERS - MAY 16, 1997


PROXY

     PROXY SOLICITED BY FRANKLIN MUTUAL ADVISERS, INC., LAWRENCE N.
SONDIKE AND
PETER A. LANGERMAN IN OPPOSITION TO THE BOARD OF DIRECTORS OF
TELEPHONE AND DATA
SYSTEMS, INC.

     The undersigned hereby appoints Lawrence N. Sondike and Peter
A. Langerman,
and each of them, the proxy or proxies of the undersigned, with full power of substitution, to vote all shares of Common Stock and Series A, B, D, G, H and N
Preferred Stock of Telephone and Data Systems, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the Annual
Meeting of Shareholders of the Company, scheduled to be held on May
16, 1997, or
any other shareholders' meeting held in lieu thereof (the "Meeting"), and at any and all adjournments, postponements, reschedulings or continuations thereof.

     FRANKLIN MUTUAL ADVISERS, INC., AND MESSRS. SONDIKE AND
LANGERMAN RECOMMEND
A VOTE 'FOR' ITEMS 1, 2, 3 AND 4.

1.   Election of Director to be Chosen by the Holders of the Common
Stock and
     the Class A, B, D, G, H and N Preferred Stock:

     /_/ FOR the nominee   /_/ WITHHOLD AUTHORIT
         listed below:         to vote for the nominee listed
below:

               Martin L. Solomon

IMPORTANT - PLEASE SIGN AND DATE ON THE REVERSE

2.   Ratification of the Selection of Arthur Andersen, LLP.

      /_/ FOR        /_/ AGAINST    /_/ ABSTAIN

3.   Shareholder Proposal Requesting Declassification of Board of
Directors.

      /_/ FOR        /_/ AGAINST    /_/ ABSTAIN

4. Shareholder Proposal Requesting that a Majority of the Board of Directors be Independent.

      /_/ FOR        /_/ AGAINST    /_/ ABSTAIN

The proxies are hereby authorized to vote in their discretion upon all other matters which may properly come before the Meeting or any adjournments, postponements, reschedulings or continuations thereof.

THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION IS
INDICATED, IT WILL
BE VOTED FOR THE ELECTION OF MARTIN L. SOLOMON, FOR THE
RATIFICATION OF
INDEPENDENT ACCOUNTANTS DESCRIBED IN ITEM 2, IN FAVOR OF THE
SHAREHOLDER
PROPOSALS IN ITEMS 3 AND 4 AND IN THE DISCRETION OF THE PROXIES ON
SUCH OTHER
MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY
ADJOURNMENTS,
POSTPONEMENTS, RESCHEDULINGS OR CONTINUATIONS THEREOF.

The undersigned hereby acknowledges receipt of the Proxy Statement of Franklin
Mutual Advisers, Inc., Mr. Sondike and Mr. Langerman.

Dated: _________________, 1997

_____________________________
(Signature)

_____________________________
(Signature if held jointly)

Title or Authority: _____________

Please sign exactly as your name appears on this proxy. Joint owners should each sign personally. If signing as attorney, executor, administrator, trustee or guardian, please include your full title. Corporate proxies should be signed by an authorized officer. If a partnership, please sign in Partnership name by an authorized person.

                      PLEASE SIGN, DATE AND MAIL THIS CARD
                  PROMPTLY USING THE ENCLOSED ENVELOPE. IF YOU
                 HAVE ANY QUESTIONS, OR NEED ASSISTANCE, PLEASE
                 CALL D.F. KING & CO., INC. AT (800) ___-____.